BALCOR/COLONIAL STORAGE INCOME FUND-85
                                 P.O. Box 7190
                        Deerfield, Illinois 60015-7190
                               February 7, 1996

Dear Investor:

     On January 25, 1996, Public Storage, Inc. ("PSI") announced an unsolicited offer to purchase up to 69,230 (25%) of the outstanding limited partnership interests ("Units") in Balcor/Colonial Storage Income Fund-85 (the "Partnership") for a price of $210 per Unit. Your General Partners, Balcor Storage Partners-85 and Colonial Storage 85, Inc., express no opinion and are remaining neutral with respect to the offer by PSI. In evaluating PSI's offer to purchase Units, each limited partner should consider the following:

     1. The General Partners' current strategy is to continue to operate the Partnership's properties in a manner to maximize cash flow and to provide the limited partners with regular quarterly cash distributions. The Partnership recently distributed a quarterly distribution of $6.10 per Unit, representing an annualized return of 9.76% of adjusted original capital. Due to consistent improvement in the operating performance of the properties, the Partnership has increased its quarterly distribution by $1.47 per Unit (31.7%) since January 1994. The General Partners expect to at least maintain the current level of quarterly distributions during 1996.

     2. A further objective of the General Partners is to maximize the price at which the properties may ultimately be sold. Occasionally, the General Partners receive unsolicited inquiries to purchase Partnership properties, and currently there has been strong interest from institutional purchasers of mini-warehouse facilities. The General Partners will continue to evaluate all offers and explore other alternatives in order to achieve Partnership objectives and maximize returns to investors.

     3. Valuation Counselors Group and Darby & Associates, Joint Venture ("Darby") has made a preliminary estimate that as of December 31, 1995 the value of a Unit was $292. This amount represents the estimated present value of projected distributions to an investor who holds the Unit until termination of the Partnership and does not represent the amount a limited partner would receive if the Partnership were to sell its remaining assets in the near future. This is a preliminary estimate only and is therefore subject to adjustment, although Darby has informed the General Partners that any such possible adjustment will not be material. Darby's finalized December 31, 1995 valuation will be included in the Partnership's 1995 annual report. For a more detailed discussion of Darby's preliminary valuation analysis, please see Item 4(b)(iii) of the attached Schedule 14D-9.

     4. PSI's offering price of $210 is at the low end of the range of prices at which Units have been sold in recent secondary market trades. According to the most recent issue of Partnership Spectrum (November/December 1995), trading prices for the Units ranged from $210 to $250 during the 60 day period ended November 30, 1995. These prices do not reflect any commissions payable by the sellers to third parties and, therefore, the actual proceeds received by a seller may be reduced accordingly. Due in part to the inefficiency of these secondary markets, there can be no assurances that future secondary trades will occur or result in similar prices.
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     5.   For investors who desire immediate cash, PSI's offer provides an opportunity to liquidate their investment in the Partnership.

     Under the terms of PSI's offer, PSI cannot purchase any tendered Units prior to March 12, 1996. You may withdraw Units tendered to PSI at any time prior to 5:00 p.m., E.S.T., on March 12, 1996. You should consult your personal financial, tax and legal advisors as to your personal situation prior to making a decision regarding the offer. If you wish to retain your Units, you need not take any action regarding PSI's offer. If you wish to tender your Units, you need to comply with the terms of PSI's offer.

     We strongly urge you to read carefully the attached Schedule 14D-9 for a more thorough discussion of the Partnership's response to the PSI offer. The Exhibits to Schedule 14D-9 have been omitted but may be obtained at the Partnership's expense by calling 1-800-422-5267.

     Your General Partners will continue to act in the manner they believe to be in the best interest of the Partnership and its limited partners.

Very truly yours,                                 Very truly yours,

/s/James R. Pruett                                /s/Thomas E. Meador

James R. Pruett                                   Thomas E. Meador, Chairman
Colonial Storage 85, Inc.                              Balcor Storage
                                                        Partners-85
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